EXHIBIT 99.1

Norsk Hydro: The Grane field in production ahead of schedule

OSLO, Norway, Sept. 23, 2003 (PRIMEZONE) -- Norsk Hydro (NYSE:NHY)(Pink Sheets:NHYAF) (Pink Sheets:NHYKF) Oil production from the Grane field started on 23 September. "The Grane project shows what can be achieved when the operator, partners and contractors all pull together. We have spent about one and a half billion kroner less than budgeted and production started three weeks ahead of schedule," said Torgeir Kydland, president of Hydro Operations and Production.

The first production well on the Grane platform came onstream at 6:59 on 23 September. This is the first of 12 pre-drilled wells that are being linked up to the platform. The drilling of the production wells has been completed ahead of schedule and below budget. This gives a good starting point for a rapid build-up of production. Oil production from the field will be gradually increased until it reaches the planned level of just over 210,000 barrels per day. According to the development plan, peak production is expected to be reached during the first six months of 2005.

"The Grane field will give a considerable boost to Hydro's oil production. We will ensure that the excellent work carried out in the reservoir and drilling departments in Hydro, and by our contractors, continues after start-up, so that a rapid and safe build up of production is possible," said Torgeir Kydland.

It is estimated that 700 million barrels of oil can be recovered from Grane. The field will become one of the top-producers in the Norwegian offshore sector when it reaches peak production.

The Grane field has been developed with an integrated production and drilling platform at a water depth of 120 metres, 185 kilometres west of Haugesund. The field was discovered by Norsk Hydro in 1991, and has been developed in close collaboration with Aker Kvaerner, which has designed and built the whole platform.

Oil from Grane is transported through a 212 kilometre long pipeline to Hydro's terminal at Stura in Oygarden. Grane receives gas from the Heimdal Gas Centre via a 50 kilometre gas pipeline. This gas is injected into the Grane reservoir to increase oil production. The Grane field contains heavier oil than is found in the rest of the Norwegian sector (API 18.5), and is therefore expected to be sold at a lower price than average Brent Blend.

The Grane Licensees are:

 Norsk Hydro (operator)  38.0%
 Petoro                  30.0%
 ExxonMobil              25.6%
 ConocoPhillips           6.4%

Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes", "anticipates", "plans", "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2002 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission. With respect to each non-GAAP financial measure Hydro uses in connection with its financial reporting and other public communications, Hydro provides a presentation of what Hydro believes to be the most directly comparable GAAP financial measure and a reconciliation between the non-GAAP and GAAP measures. This information can be found in Hydro's earnings press releases, quarterly reports and other written communications, all of which have been posted to Hydro's website (www.hydro.com).

CONTACT:
 Hege Marie Norheim                      Vegar Stokset
 Telephone: (+47) 22 53 81 25            (+47) 22 53 81 50
 Cellular:  (+47) 95 70 64 27            (+47) 952 76 256
 hege.marie.norheim@hydro.com            Vegar.Stokset@hydro.com

 Norsk Hydro ASA Oil and Energy N-0246 OSLO Norway
 Telephone: (+47) 22 53 81 05
 Fax: (+47) 22 53 85 53
 www.hydrooilandenergy.com